Term Sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 39-A-IV dated July 10, 2009	Term Sheet to Product Supplement No. 39-A-IV Registration Statement No. 333-155535 Dated November 12, 2009; Rule 433

Structured Investments	$ Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI EAFE Index Fund due June 2, 2011

General

  The notes are designed for investors who seek a return of two times the appreciation of an equally weighted, diversified basket of domestic and international components, consisting of two indices and one exchange-traded fund, up to a maximum total return on the notes that will not be less than 18%* or greater than 19%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than 10%, be willing to lose up to 90% of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing June 2, 2011.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on November 24, 2009 and are expected to settle on December 2, 2009.

Key Terms

Basket:

The notes are linked to an equally weighted basket consisting of the S&P 500® Index (“SPX”), the Russell 2000® Index (“RTY”) and the iShares® MSCI EAFE Index Fund (“EFA”)(each a “Basket Component” and together, the “Basket Components”).

Component Weightings:	The S&P 500 Weighting is 1/3, Russell 2000 Weighting is 1/3 and the MSCI EAFE Index Fund Weighting is 1/3 (each a “Component Weighting,” and collectively, the “Component Weightings”).
Upside Leverage Factor:	2
Payment at Maturity:

If the Ending Basket Level is greater than the Starting Basket Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by two, subject to the Maximum Total Return on the notes which will not be less than 18%* or greater than 19%*. For example, assuming the Maximum Total Return is 18%*, if the Basket Return is equal to or greater than 9%, you will receive the Maximum Total Return on the notes of 18%*, which entitles you to a maximum payment at maturity of $1,180* for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 × (Basket Return × 2)]

* The actual Maximum Total Return will be set on the pricing date and will not be less 18% or greater than 19%. Accordingly, the actual maximum payment at maturity per $1,000 principal amount note will not be less than $1,180 or greater than $1,190.

Your principal is protected against up to a 10% decline in the Basket at maturity. If the Ending Basket Level declines from the Starting Basket Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level declines from the Starting Basket Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Basket Return + 10%)]
If the Ending Basket Level declines from the Starting Basket Level by more than 10%, you could lose up to $900 per $1,000 principal amount note.
Buffer Amount:	10%, which results in a minimum payment of $100 per $1,000 principal amount note.
Basket Return:	The performance of the Basket from the Starting Basket Level to the Ending Basket Level, calculated as follows:
Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	On the Observation Date, the Basket Closing Level will be calculated as follows:
100 × [1 + (S&P 500 Return * S&P 500 Weighting) + (MSCI EAFE Index Fund Return * MSCI EAFE Index Fund Weighting) + (Russell 2000 Return * Russell 2000 Weighting)]

Each of the returns set forth in the formula above refers to the Component Return for the relevant Basket Component, which reflects the performance of the relevant Basket Component, expressed as a percentage, from the closing level or price of that Basket Component on the pricing date to the closing level or price of that Basket Component (multiplied, in the case of the iShares® MSCI EAFE Index Fund by the applicable Share Adjustment Factor on the Observation Date).

Share Adjustment Factor:

1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 39-A-IV for further information about these adjustments.

Observation Date:	May 27, 2011
Maturity Date†:	June 2, 2011
CUSIP:	48124ACK1
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-A-IV.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 39-A-IV and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $17.50 per $1,000 principal amount note and may use a portion of that commission to allow selling concessions to other dealers of approximately $2.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other dealers, for assuming risks inherent in hedging our obligations under the notes. The other dealers, in their sole discretion, may forgo some or all of their selling concessions. The actual commission received by JPMSI may be more or less than $17.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions and other amounts that may be allowed to other dealers, exceed $25.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-174 of the accompanying product supplement no. 39-A-IV.

The agent for this offering, JPMSI, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

November 12, 2009

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 39-A-IV and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-IV dated July 10, 2009. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-A-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-A-IV dated July 10, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209002810/e35935-424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by two, up to the Maximum Total Return on the notes. The Maximum Total Return will be set on the pricing date and will not be less than 18% or greater than 19%. Accordingly, the maximum payment at maturity will not be less than $1,180 or greater than $1,190 per $1,000 principal amount note. The notes may be appropriate for investors anticipating moderate appreciation in the Basket during the term of the notes and those seeking to enhance returns through leverage within the specified range of performance in exchange for a Maximum Total Return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 10%. If the Ending Basket Level declines from the Starting Basket Level by more than 10%, for every 1% decline of the Basket beyond 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, the notes will outperform the Basket on the downside by virtue of the buffer and you will receive a payment equal to at least $100 per $1,000 principal amount note at maturity, subject to the credit risk of JPMorgan Chase & Co.
  DIVERSIFICATION AMONG THE BASKET COMPONENTS — The return on the notes is linked to an equally weighted basket consisting of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI EAFE Index Fund. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000ETM Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The iShares® MSCI EAFE Index Fund is an investment portfolio maintained and managed by iShares® Trust. The iShares® MSCI EAFE Index Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. (the “NYSC Arca”) under the ticker symbol “EFA.” The iShares® MSCI EAFE Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in developed European, Australian, Asian and Far Eastern Markets, as measured by the MSCI EAFE® Index, which we refer to as the Underlying Index. For additional information about each Basket Component, see “The S&P 500® Index,” “The Russell 2000® Index” and “The iShares® MSCI EAFE Index Fund” in the accompanying product supplement no. 39-A-IV.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-A-IV. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than one year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated either as subject (in whole or in part) to the “constructive ownership transaction” rules of Section 1260 of the Internal Revenue Code, as discussed in the

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI EAFE Index Fund	TS-1

  section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-A-IV, or as “contingent payment debt instruments.” In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership regime” referred to above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Components, the Underlying Index, or any of the equity securities underlying the Basket Components or included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-A-IV dated July 10, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Basket, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 18% or greater than 19%.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spread may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the credit risk and to changes in the market’s view of our creditworthiness. An credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Components would have.
  AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS — The stocks that constitute the Russell 2000® Index, one of the Basket Components are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.
  ONE OF THE BASKET COMPONENTS AND THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the iShares® MSCI EAFE® Index Fund are converted into U.S. dollars for purposes of calculating the net asset value of the iShares® MSCI EAFE Index Fund, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities of the iShares® MSCI EAFE Index Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by the iShares® MSCI EAFE Index Fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the iShares® MSCI EAFE Index Fund will be adversely affected and the payment at maturity of the notes may be reduced.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI EAFE Index Fund	TS-2

  THERE ARE RISKS ASSOCIATED WITH THE iSHARES® MSCI EAFE INDEX FUND — Although shares of the iShares® MSCI EAFE Index Fund are listed for trading on NYSE Arca, Inc. (“NYSE Arca”) and a number of similar products have been traded on NYSE Arca and other national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the iShares® MSCI EAFE Index Fund or that there will be liquidity in the trading market. The iShares® MSCI EAFE Index Fund is subject to management risk, which is the risk that the investment strategies of its respective investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment adviser may select up to 10% of the iShares® MSCI EAFE Index Fund’s assets to be invested in other assets, including shares of other iShares® funds. Any such action could adversely affect the market price of the shares of the iShares® MSCI EAFE Index Fund, and consequently, the Basket level and the value of the notes.
  TRANSITION OF iSHARES® MSCI EAFE INDEX FUND’S INVESTMENT ADVISER — On June 16, 2009, Barclays PLC (“Barclays”), the ultimate parent company of BGFA, accepted a binding offer and entered into an agreement to sell its interests in BGFA and certain affiliated companies to BlackRock, Inc. (the “BlackRock Transaction”). The shareholders of Barclays have approved the BlackRock Transaction at a general meeting held in early August 2009. The BlackRock Transaction is subject to certain regulatory approvals, as well as other conditions to closing. Under the Investment Company Act of 1940, as amended, completion of the BlackRock Transaction will cause the automatic termination of the iShares® MSCI EAFE Index Fund’s current investment advisory agreement with BGFA. In order for the management of the iShares® MSCI EAFE Index Fund to continue uninterrupted, the iShares® MSCI EAFE Index Fund’s Board of Trustees (the “Board”) approved a new investment advisory agreement with BGFA, subject to shareholder approval. The failure to obtain such shareholder approval could cause interruptions in the management of the iShares® MSCI EAFE Index Fund which could have an adverse effect on the value of the iShares® MSCI EAFE Index Fund and consequently on the value of your notes.
  DIFFERENCES BETWEEN THE iSHARES® MSCI EAFE INDEX FUND AND THE UNDERLYING INDEX — The iShares® MSCI EAFE Index Fund does not fully replicate and may hold securities not included in the iShares® MSCI EAFE Index and the performance of the iShares® MSCI EAFE Index Fund will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the iShares® MSCI EAFE Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the iShares® MSCI EAFE Index Fund and the Underlying Index. Finally, because the shares of the iShares® MSCI EAFE Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the iShares® MSCI EAFE Index Fund may differ from the net asset value per share of the iShares® MSCI EAFE Index Fund. For all of the foregoing reasons, the performance of the iShares® MSCI EAFE Index Fund may not correlate with the performance of the Underlying Index.
  NON-U.S. SECURITIES RISK — The equity securities held by the iShares® MSCI EAFE Index Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index or the notes.
  THE ANTI-DILUTION PROTECTION FOR THE iSHARES® MSCI EAFE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for the iShares® MSCI EAFE Index Fund for certain events affecting the shares of the iShares® MSCI EAFE Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the iShares® MSCI EAFE Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the prices of the Basket Components on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Components;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Basket Components or included in the Underlying Index;
    interest and yield rates in the market generally as well as in the markets of the equity securities underlying the Basket Components or included in the Underlying Index;
    a variety of economic, financial, political, regulatory or judicial events;
    the occurrence of certain events to the iShares® MSCI EAFE Index Fund that may or may not require an adjustment to the applicable Share Adjustment Factor;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the iShares® MSCI EAFE Index Fund are denominated; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI EAFE Index Fund	TS-3

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Maximum Total Return of 18%. The actual Maximum Total Return will be set on the pricing date and will not be less than 18% or greater than 19%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return

180.00	80.00%	18.00%
165.00	65.00%	18.00%
150.00	50.00%	18.00%
140.00	40.00%	18.00%
130.00	30.00%	18.00%
120.00	20.00%	18.00%
115.00	15.00%	18.00%
110.00	10.00%	18.00%
109.00	9.00%	18.00%
105.00	5.00%	10.00%
102.50	2.50%	5.00%
100.00	0.00%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
85.00	-15.00%	-5.00%
80.00	-20.00%	-10.00%
70.00	-30.00%	-20.00%
60.00	-40.00%	-30.00%
50.00	-50.00%	-40.00%
40.00	-60.00%	-50.00%
30.00	-70.00%	-60.00%
20.00	-80.00%	-70.00%
10.00	-90.00%	-80.00%
0.00	-100.00%	-90.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 18.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (5% × 2)] = $1,100

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 90. Although the Basket Return is negative, because the Ending Basket Level of 90 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 130. Because the Ending Basket Level of 130 is greater than the Starting Basket Level of 100 and the Basket Return of 30% multiplied by 2 exceeds the hypothetical Maximum Total Return of 18.00%, the investor receives a payment at maturity of $1,180 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 70. Because the Basket Return is negative and the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-30% + 10%)] = $800

Example 5: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 0. Because the Basket Return is negative and the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, and the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 10%, calculated as follows:

$1,000 + [$1,000 × (-100% + 10%)] = $100

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI EAFE Index Fund	TS-4

Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI EAFE Index Fund and the Basket from January 2, 2004 through November 6, 2009. The graph of the historical Basket performance assumes the Basket level on January 2, 2004 was 100 and the Component Weightings specified on the cover of this term sheet on that date. The closing level of the S&P 500® Index on November 11, 2009 was 1098.51. The closing level of the Russell 2000® Index on November 11, 2009 was 592.71. The closing price of one share of the iShares® MSCI EAFE Index Fund on November 11, 2009 was $56.41.

We obtained the various closing levels and prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels and prices of each Basket Component and the historical levels of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level or price of any Basket Component on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Basket Component will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the fifth business day following the expected pricing date of the notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the preceding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI EAFE Index Fund	TS-5